Confidential

Memorundum of Understanding on the development of a pearling tourism and retail venture on Nusa Lembongan island between PT Cendana Indopearls and PT Bali Cruises Nusantara (Bali Hai Cruises)

This MOU is entered into between:

PT Bali Cruises Nusantara (BCN)

and

PT Cendana Indopearls (CIP)

BCN and CIP agree to enter into an agreement to develop a pearling based tourism and retail venture on Nusa Lembongan Island, Bali. This venture will be developed in association with CIP's commercial pearling operations in Nusa Lembongan and BCN's existing tour and accommodation activities/facilities on Nusa Lembongan. This MOU will form the basis of a formal agreement which is to be signed in 2006. The arrangements pertaining to the MOU are detailed below:

1. BCN will provide land within the grounds of the Bali Hai Beach Club "Hai Tide Huts" facility on Nusa Lembongan Island as detailed in the attached map. This land will be set aside for the exclusive use of CIP to develop into a technical/ operational facility for the seeding, harvesting and grading of pearl oysters (*Pinctada maxima*) and a Visitor Centre which will include interpretive material on pearl farming, a pearl display, retail area for pearls, Mother of Pearl ("MOP"), jewellery and other associated products, and an audio visual theatre. The Visitor Centre will be called the Lembongan Pearl Farm Visitor Centre. This entire agreement is for an exclusive period of 5 years with a 5 year renewal option.
2. Land provided by BCN will be provided on a peppercorn rent and a separate lease agreement shall be prepared to reflect the rights and responsibilities of BCN (Lessor) and CIP (Lessee). The land shall be provided on the basis that CIP gives exclusive access to its pearling operation and Visitor Centre to BCN. At no time will BCN deny CIP reasonable access to this site but access to the site will be controlled by BCN.
3. CIP shall not be responsible for the payment of land tax in relation to the land that it leases under this arrangement.
4. CIP will be responsible for the design and building the facility described in 1 above. This facility will be built in a style that complements the existing infrastructure at the Bali Hai Beach Club.
5. BCN will provide access to electricity, water, communications (including internet) and building maintenance (if required) for which CIP will pay commercial rates each month based on usage.

6. BCN and CIP undertake to jointly develop the tourism potential of pearling on Nusa Lembongan to the exclusive mutual benefit of both companies.
7. Tourism activities may include (but are not necessarily limited to):
   i) Interpretive tours of the operational facilities owned by CIP including demonstrations of seeding and harvesting;
   ii) A documentary film showing the pearling process from hatchery to pearl marketing;
   iii) Glass bottom boat/semi-submersible tours of the pearl farm;
   iv) Dive tours of the pearl farm;
   v) Retail facility that will sell pearl products and related products produced and procured by CIP for sale.

   CIP will be responsible for arranging the on-shore activities while BCN will be responsible for the water-based activities. BCN and CIP shall both arrange appropriate insurances to protect their own interests and liabilities in connection with the activities outlined herein.
8. A steering committee consisting of two members from each company will be selected to over see the development of these activities and to ensure that issues which may effect either parties independent operations are addressed (e.g. issues related to community liaison, staff recruitment, inter-staff relation policies, logistics etc).
9. CIP will provide visual and written material to assist BCN in the promotion of the pearling tourism venture. This will be done in association with the promotion of other BCN activities. CIP shall contribute towards the funding of these promotional activities for an annual fee to be agreed.
10. CIP will recruit and train guides for the pearling tours. BCN will assist where possible in this endeavour, particularly in relation to recruiting individuals with language skills in addition to English language (e.g. Japanese, German).
11. CIP will develop printed tour brochures and other material as part of the pearling tourism venture.
12. Where ever appropriate BCN and CIP agree to assist in cross promotional activities that are to the mutual benefit of both parties.
13. An agreement in regard to the operation of water based tours through the commercial pearl farm (glass bottom boat, semi-submersible and diving) will be finalised in a subsequent document. .
14. To support the promotion of the venture, CIP will offer commission to travel agents that sell Bali Hai Cruises tickets to clients that make purchases at the Lembongan Pearl Farm Visitor Centre. The commission will relate to the sale of pearls, pearl jewellery and MOP jewellery/home wares made at the Lembongan Pearl Farm Visitor Centre.
15. CIP will provide monthly reports to BCN in regard to revenue earned through the pearling tourism venture (i.e. CIP will report retail sales through the Visitor Centre to BCN).
16. Each party will operate as a separate legal entity and will be responsible for its own tax, compliance and employment obligations.

Confidential

17. In addition to the Nusa Lembongan based programmes, BCN and CIP will work to create and promote a regular "pearling" dinner cruise aboard the BCN vessel Aristocat. The details of this additional venture will be ratified in the final contract.
18. Both BCN and CIP will endeavour to the best of their ability to make the project a commercial success. Concerns on the part of any member of either party should be addressed to the steering committee. The steering committee must endeavour to resolve any issues promptly.
19. CIP will endeavour to complete the project on or before 31 March 2006 to enable BCN to promote pearl attractions in wholesaler brochures for 2006/7.

Signed: PT Bali Cruises Nusantara

PT BALI CRUISES nusantara
P.O. Box 3542 Denpasar 80001
Bali - Indonesia
Tel (361) 720331 Fax (361) 72013-

Margaret Hellback
General Manager
24/3/06

Signed: PT Cendana Indopearls

P.T. CENDANA INDOPEARLS

Joseph Taylor
Managing Director